ACME ELECTRIC CORPORATION
NEWS RELEASE
FIRST QUARTER RESULTS FOR FISCAL YEAR 1996



FOR IMMEDIATE RELEASE


          ACME ELECTRIC CORPORATION REPORTS FIRST QUARTER RESULTS


EAST AURORA, N.Y., October 13, 1995 -- Acme Electric Corporation (NYSE:
ACE) reported that the thirteen-week period ending September 29, 1995, produced record sales of $25,931,000. Net income for the quarter was $333,000, or $.07 per share, compared to sales of $20,934,000 and net income of $753,000, or $.15 per share, for the comparable period of last year.

Robert J. McKenna, Chairman and CEO, stated that, "Sales for the quarter represented the third consecutive quarter of record-breaking performance, and earnings rebounded after a disappointing loss in the fourth quarter of 1995. Over the past twelve months, our business has grown 24%, while maintaining engineering, sales and administrative costs at the same expenditure level. Material cost increases continued to effect the quarter, but the Company has begun to pass these increases through as the market allows."

Mr. McKenna also reported that, "The Electronics Division signed an agreement with Stratus Computer Inc. to design and manufacture custom electronic power supplies, which is expected to generate more than a million dollars per year of new business. Sales of uninterruptible power supplies (UPS) sold through AT&T are growing steadily, and the recent organizational changes announced by AT&T will result in an even more focused effort. The Power Distribution Products Division is beginning to have some success in Latin America and has received stocking orders from distributors in three Latin American countries. The Aerospace Division has completed its consolidation initiative and is, once again, shipping products on time to its customers."

In summary, Mr. McKenna said, "Our businesses continue to experience record growth, our profits are continuing to recover, and major steps are being taken to redesign our manufacturing processes for greater efficiency and reduced working capital."

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Acme Electric Corporation 2-2-2-2-2

Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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ACME ELECTRIC CORPORATION
COMPARATIVE ANALYSIS
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                          FOR THE 13 WEEKS ENDED
                                         09/29/95         09/30/94
                                         --------         --------

Net Sales                                 $25,931          $20,934

Net Income (Loss)                             333              753

Earnings (Loss) per share                    $.07             $.15

Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share               4,961,196        4,881,611

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